December 23, 2008

Mr. Robert S. Littlepage Jr.
United States Securities and
Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Comment Letter Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 13, 2008
File No. 0-11174

Dear Mr. Littlepage Jr.,

We received your comment letter Dated December 19, 2008 requesting additional information with respect to our Note 10-Income Taxes from the Company’s filed 10-KSB for the year ended December 31, 2007.  As per our discussion on December 22, 2008, we will provide our response to you by January 9, 2009.   That response will provide you with additional information to better understand how we accounted for the circumstances which gave rise to the reporting of the Income Tax Liability as required with the adoption of FIN48, Accounting for Uncertainty of Income Taxes, as well as why it was recorded as a reclassification from Deferred Income Tax and how we accounted for the derecognition.

Sincerely,
Warwick Valley Telephone Company, Inc.

/s/ Kenneth H. Volz
Kenneth H. Volz
Executive Vice President, Chief Financial Officer and Treasurer

47 Main Street ·  PO Box 592 · Warwick, New York 10990-0592